Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 9 DATED MARCH 22, 2012
TO THE PROSPECTUS DATED OCTOBER 7, 2011
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 1 dated October 7, 2011, supplement no. 6 dated January 6, 2012, supplement no. 7 dated February 21, 2012 and supplement no. 8 dated March 14, 2012. As used herein, the terms "we," "our" and "us" refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our "Operating Partnership," and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office building containing 175,262 rentable square feet in Franklin, Tennessee.
Probable Real Estate Investment
The McEwen Building
On March 16, 2012, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an office building containing 175,262 rentable square feet located on approximately 10.7 acres of land in Franklin, Tennessee (the “McEwen Building”).  The seller is not affiliated with us or our advisor.  The purchase price of the McEwen Building is approximately $40.0 million plus closing costs.  We intend to fund the purchase of the McEwen Building with proceeds from a mortgage loan and proceeds from this offering.  We are currently negotiating the terms of this mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition.  In some circumstances, if we fail to complete the acquisition, we may forfeit up to $2.5 million of earnest money.
The McEwen Building was built in 2009 and as of March 1, 2012 was 97% leased to 10 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (excluding rental abatements), divided by the leased square feet, for the tenants of the McEwen Building is approximately $3.7 million. The current weighted-average remaining lease term for the tenants is approximately 6.6 years.  The current weighted-average rental rate over the remaining lease term is $25.85 per square foot.
Currently, the McEwen Building has three tenants that individually occupy more than 10% of the total rentable square feet of the property. One tenant provides health care services and the other two tenants are in the manufacturing industry. The tenant that is in the health care services industry occupies 54,051 rentable square feet or approximately 31% of the total property rentable square feet.  Its lease expires on November 30, 2020 with two five-year extension options. The current annualized base rent for this tenant is approximately $1.3 million and the current remaining lease term is approximately 8.75 years. The current average rental rate over the remaining lease term is $25.53 per square foot. If we acquire the McEwen Building, this tenant would represent approximately 14% of our aggregate annual effective base rent. One of the tenants that is in the manufacturing industry occupies 36,910 rentable square feet or approximately 21% of the total property rentable square feet. Its lease expires on August 31, 2017 with two five-year extension options. The current annualized base rent for this tenant in the manufacturing industry is approximately $0.9 million and the current remaining lease term is approximately 5.5 years. The current average rental rate over the remaining lease term is $26.37 per square foot. If we acquire the McEwen Building, this tenant would represent approximately 10% of our aggregate annual effective base rent. The second tenant that is in the manufacturing industry occupies 27,356 rentable square feet or approximately 16% of the total property rentable square feet.  Its lease expires on October 31, 2016 with two five-year extension options.

The average occupancy rate for the McEwen Building during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	(1)
2008	(1)
2009	33%
2010	41%
2011	69%
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(1) The McEwen Building was completed in 2009.
The average effective annual rental rate per square foot for each of the last five years for the McEwen Building was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2007	(2)
2008	(2)
2009	$13.39
2010	15.12
2011	19.25
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(1)Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of free rent, divided by the average leased square feet.
(2)The McEwen Building was completed in 2009.
The table below sets forth a schedule for expiring leases for the McEwen Building by square footage and by annualized effective base rent as of March 1, 2012.

Year	Number of Expiring Leases	Annualized Effective Base Rent		% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2012	—	$—		—	—	—
2013	—	—		—	—	—
2014	2	180,555		5%	6,871	4%
2015	—	—		—	—	—
2016	2	898,842		24%	37,804	22%
2017	2	922,439	(1)	25%	41,026	24%
2018	—	—		—	—	—
2019	2	375,598	(1)	10%	26,974	16%
2020	1	1,257,266		34%	54,051	32%
2021	1	46,164		1%	3,847	2%
Thereafter	—	—		—	—	—
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(1)As of March 1, 2012, two tenants were under the rental abatement period of their respective leases, the weighted-average remaining life of which was 78 months. The aggregate annual effective base rent excluding the tenant concessions for these leases was $0.4 million.
We believe that the McEwen Building is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire the McEwen Building, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of the McEwen Building, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years. For the year ended December 31, 2011, the McEwen Building recorded $0.4 million in property tax expense.

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